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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

HUNGARIAN TELEPHONE AND CABLE CORP.

(Name of Issuer)

COMMON STOCK, PAR VALUE U.S.$0.001 PER SHARE

(Title of Class of Securities)

4455421030

(CUSIP Number)

Torben V. Holm
TDC A/S
(Formerly Tele Danmark A/S)
Noerregade 21
0900 Copenhagen C, Denmark
Tel: +45 3399 8050

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 4 Pages

Item 4: Purpose of Transaction
SIGNATURES

CUSIP No. 4455421030			Page 2 of 4 Pages

1.	Name of Reporting Person: TDC A/S (formerly Tele Danmark A/S)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Denmark

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,799,782*

		8.	Shared Voting Power: Not Applicable

		9.	Sole Dispositive Power: 10,799,782*

		10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,799,782*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 69.8%**

14.	Type of Reporting Person (See Instructions): CO, HC

* Includes 7,999,782 shares of common stock of the issuer currently beneficially owned by the reporting person, 30,000 shares of Series A Convertible Preferred Stock currently beneficially owned by the reporting person, each share of which is convertible into ten shares of common stock of the issuer at the option of the holder and warrants exercisable within 60 days from the purchase thereof to acquire an aggregate of 2,500,000 shares of common stock of the issuer.

** The calculation of the foregoing percentage is based on the number of shares of common stock of the issuer outstanding (12,680,417) as set forth in the issuer’s Form 10-Q for the quarter ended September 30, 2004 as filed with the Securities and Exchange Commission (the “Commission”) on November 11, 2004 plus the total number of shares of common stock to be issued upon the conversion of the Series A Convertible Preferred Stock and the exercise of the warrants.

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This Amendment No. 8 to the Schedule 13D of TDC A/S (formerly Tele Danmark A/S) (“TDC”) relates to the beneficial ownership by TDC of the Common Stock, par value U.S.$0.001 per Share (the “Shares”) of Hungarian Telephone and Cable Corp. (the “Issuer”). This Amendment No. 8 amends and supplements the Schedule 13D of TDC filed on July 15, 1997, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto (the “Schedule 13D”). Capitalized terms used but not otherwise defined in this document have the meanings assigned to them in the Schedule 13D.

Item 4: Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following after the eleventh paragraph of such item:

On May 19, 2005, Ole Bertram resigned as the President and Chief Executive Officer of the Issuer and Torben V. Holm, head of TDC’s Corporate Business Development department, was appointed as the President and Chief Executive Officer of the Issuer.

In addition, Kim Frimer and Christian Eyde Moeller were elected as directors at the annual general meeting of the stockholders held on May 19, 2005. Mr. Frimer is currently the President of TDC Solutions, a subsidiary of TDC. Mr. Moeller is the head of international operations for TDC Solutions. Mr. Holm, the then Chairman of the Board of the Issuer, did not stand for re-election.

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SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2005

TDC A/S

By:	/s/Hennning Dyremose
	Name:	Henning Dyremose
	Title:	President and Chief Executive Officer

By:	/s/ Hans Munk Nielsen
	Name:	Hans Munk Nielsen
	Title:	Senior Executive Vice President and Chief Financial Officer

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